Exhibit 99.10

UNDERTAKING

Section 4.1 of National Instrument 44-102 - Shelf Distributions

TO:	Ontario Securities Commission (Principal Regulator)

RE:	Collective Mining Ltd. (the “Issuer”)
Final Base Shelf Prospectus dated May 12, 2026 (the “Prospectus”)
Undertaking - Section 4.1 of National Instrument 44-102 - Shelf Distributions

In connection with the filing of the Prospectus, the Issuer hereby undertakes that it will not distribute in the local jurisdiction under the Prospectus specified derivatives or asset-backed securities, as the case may be, that, at the time of distribution, are novel, unless:

(a)	the draft shelf prospectus supplement or, if more than one shelf prospectus supplement is to be used, the draft shelf prospectus supplements, pertaining to the distribution of the novel specified derivatives or asset-backed securities have been delivered to the regulator in substantially final form; and

(b)	either

i)	the regulator has confirmed his or her acceptance of each draft shelf prospectus supplement in substantially final form or each shelf prospectus supplement in final form, or

ii)	10 business days have elapsed since the date of delivery to the regulator of each draft shelf prospectus supplement in substantially final form and the regulator has not provided written comments on the draft shelf prospectus supplement.

[Remainder of page left intentionally blank]

DATED as of the 12th day of May, 2026.

COLLECTIVE MINING LTD.

Per:	“Paul Begin”
Paul Begin
Chief Financial Officer and Corporate Secretary